August 11, 2010
Michael R. Clampitt, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Oriental Financial Group Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 File No. 001-12647
Dear Mr. Clampitt:
          We are responding to your letter, dated July 29, 2010, relating to the filings referenced above of Oriental Financial Group Inc. (the “Group”). Each of your comments is set forth below, together with our corresponding response. For convenience of reference, we have repeated each of your questions or comments, in bold face, immediately prior to our related response.
          Please note that we have incorporated your comments, as applicable or as we have understood them, in our quarterly report on Form 10-Q, which we filed yesterday.
Form 10-K for the Year Ended December 31, 2009
Item 8. Financial Statements and Supplementary Data, page 26
Notes to Consolidated Financial Statements
Note 2 — Investments, page F-22 of Exhibit 13.0
1.	Please tell us and expand your disclosure in future filings to present the contractual maturities of available-for-sale securities by major security type pursuant to ASC 320-10-50.
          We hereby confirm that we have reviewed and considered the provisions of ASC 320-10-50. As requested, we will revise our disclosure in future filings, as presented below as of December 31, 2009:

	December 31, 2009
	Available-for-sale
	Amortized Cost	Fair Value
	(In thousands)
Investment securities
Due within one year
Obligations of U.S. Government sponsored agencies	$334,796	$334,801
Due after 5 to 10 years
Obligations of U.S. Government sponsored agencies	312,000	310,584
Puerto Rico Government and agency obligations	13,985	12,688
Structured credit investments	11,974	7,540
Due after 10 years
Obligations of U.S. Government sponsored agencies	390,926	361,707
Puerto Rico Government and agency obligations	57,552	52,675
Structured credit investments	49,748	30,843

	1,170,981	1,110,838

Mortgage-backed securities
Due after 5 to 10 years
FNMA and FHLMC certificates	17,549	18,143
Due after 10 years
CMOs issued by U.S. Government sponsored agencies	279,454	286,509
FNMA and FHLMC certificates	2,748,767	2,746,030
GNMA certificates	339,831	346,102
Non-agency collateralized mortgage obligations	487,435	446,037

	3,873,036	3,842,821

	$5,044,017	$4,953,659

Note 4. Loans Receivable and Allowance for Loan Losses, page F-30 of Exhibit 13.0
2.	Please tell us and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15
          The Group evaluates all loans, some individually and others as homogeneous groups, for purposes of determining impairment. The Group’s recorded investment in commercial and mortgage loans that were individually evaluated for impairment, excluding FDIC acquired covered loans, and the related allowance for loan losses as of June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010			December 31, 2009
	Recorded	Specific		Recorded	Specific
	Investment	Allowance	Coverage	Investment	Allowance	Coverage
			(In thousands)

Impaired loans with specific allowance required
Commercial	$11,632	$2,305	20%	$9,355	$709	8%
Mortgage	10,318	700	7%	10,717	684	6%
Impaired loans with no specific allowance required
Commercial	11,221	—	—	6,227	—	—

Total Investment in Impaired Loans	$33,171	$3,005	9%	$26,299	$1,393	5%

          The impaired commercial loans were measured based on the fair value of collateral. Impairment on mortgage loans assessed as troubled debt restructuring was measured using the present value of cash flows.
Item 11. Executive Compensation
General
3.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note the disclosure beginning on page 29 under the heading “Risk Assessment.”
          The Group’s management conducted an annual evaluation of our compensation structure and performance criteria for all employees and presented its report to the Compensation Committee of our Board of Directors in January 2010. As part of our evaluation, we considered, among other things, the design philosophy and objectives of our compensation program, the allocation between fixed and variable compensation, the incentive compensation levels among different employees, as well as our financial performance results per department or business unit. Furthermore, we took into account the results of a compensation survey of comparable financial institutions conducted by a third party and a report rendered by a compensation consultant.
          Based on our assessment and in light of the following mitigating factors, we concluded, and our Compensation Committee concurred, that our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on the Group, and therefore, no disclosure was required under Item 402(s) of Regulation S-K:
•	Our compensation program for evaluating executives includes company-wide metrics to encourage decision-making that is consistent with our philosophy and the best long-term interests of the Group and our shareholders as a whole.

•	Our company-wide performance scorecard is based on metrics intended to promote profitability, grow our core business, and control our non-interest related expenses.

•	Our individual performance scorecards are based on multiple criteria and are not weighted towards personal achievements.

•	None of our company-wide metrics is tied to the price of our common stock, which eliminates any risks related to stock price changes.

•	Our Compensation Committee, which exclusively comprises independent directors, meets quarterly to review and discuss with management employee performance in light of interim scorecard results.

•	Our internal audit plan includes the validation of performance metrics on which bonuses are paid.

•	We offer our executives a diverse mix of cash, equity and other benefits to balance short and long-term expectations, and to align their interests with the interests of our shareholders.

•	Our equity-based compensation plan includes full value awards to insure that our executives have a stake in the Group even if our common stock does not increase in value (assuming that the executive fulfills the conditions for vesting).

•	Our equity awards have vesting periods of three to five years which reward long-term value creation for our shareholders rather than short-term gains.

•	We retained a compensation consultant that assisted us in the analysis of comparative compensation data of a selected peer group of companies in Puerto Rico and in the United States, which concluded that our variable compensation was low relative to our peer group.

•	Our Compensation Committee has full and exclusive discretion to administer our equity-based compensation plan and the granting of all awards.

•	We offer fringe benefits to our executives on substantially the same terms as offered to other employees.

•	At employee levels below senior management the amount and importance of incentive compensation, as opposed to fixed compensation, is significantly diminished so that employees are less likely to take excessive or inappropriate risks.

•	Our Board of Directors periodically reviews the progress of our financial performance against the goals set for the year.

•	Our Board of Directors, the Audit and Compliance Committee, the Asset and Liability Management Committee, and our risk and compliance officers are actively involved in overseeing the management of the risks involved in our business and operations.

•	We have established and communicated internal controls and standards of business conduct and ethics to all our employees, which support our compensation and risk management objectives.

•	We employ internal auditing processes to ensure compliance with our internal controls.

•	Within each department or business unit, we have strong budgetary and approval controls so that only transactions that are duly authorized by senior management or the Board, as applicable, will take place.

•	We are regularly examined by Puerto Rico and federal bank examiners for, among other things, risk assessment and mitigation practices.
          In February 2010, during the course of the preparation of our proxy statement, the members of the Compensation Committee, as well as the non-executive chairman of our Board of Directors, reviewed and discussed our Compensation Discussion and Analysis, including our risk assessment. Then, in March 2010, the full Board approved the proxy statement, which included such disclosures.
Summary Compensation Table, page 35 of Definitive Proxy Statement
4.	We note that discretionary cash bonuses awarded to certain named executive officers are included in the “All Other Compensation” column of the Summary Compensation Table. Discretionary cash bonuses that are not based on performance criteria should be reported in the “Bonus” column. Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.

Please refer to our response to comment 5 below.

5.	We note that performance-based cash awards to named executive officers are included in the “Bonus” column of the Summary Compensation Table. However, bonuses awarded pursuant to a plan providing for compensation intended to serve as incentive for performance should be reported in the “Non-Equity Incentive Plan Compensation” column. Please revise and confirm that future filings will be revised accordingly. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02 for guidance.
          The following table and footnotes represent our proposed revised disclosure of the Summary Compensation Table. Discretionary cash bonuses that are not based on performance criteria are reported in the “Bonus” column, and performance-based cash awards are reported in the “Non-Equity Incentive Compensation” column. We confirm that future filings will be revised accordingly.
Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary	Bonus	Awards	Awards	Compensation	Compensation		Total
Name	Year	($)	($)	($)[1]	($)[1]	($)[2]	($)		($)
José Rafael Fernández	2009	500,000	100,000	48,703	26,407	371,000	108,077	[3]	1,154,187
President & Chief	2008	500,000	—	131,160	—	142,973	55,000	[4]	829,133
Executive Officer	2007	425,000	—	374,700	134,918	251,531	48,000	[5]	1,234,149

Julio R. Micheo	2009	470,000	35,000	18,547	6,703	216,920	30,000	[6]	777,170
Senior Executive Vice	2008	470,000	—	39,998	37,389	84,350	30,000	[6]	661,737
President, Treasurer & Chief Investment Officer	2007	420,000	88,376	—	88,539	112,224	30,000	[6]	739,139

Norberto González	2009	300,000	30,000	18,547	6,703	126,251	36,000	[7]	517,501
Executive Vice President	2008	300,000	—	61,208	28,524	73,115	36,000	[7]	498,847
& Chief Financial Officer	2007	270,000	—	—	61,378	74,479	24,000	[6]	429,857

Ganesh Kumar	2009	262,500	30,000	18,547	6,703	105,273	117,111	[8]	540,134
Executive Vice President	2008	262,500	—	61,208	—	67,672	67,111	[9]	458,491
& Chief Operating Officer	2007	262,500	—	—	61,378	72,666	54,000	[10]	450,544

José Gabriel Díaz	2009	225,000	—	13,563	2,451	66,859	12,000	[6]	319,873
First Senior Vice	2008	225,000	—	32,790	—	37,992	12,000	[6]	307,782
President & Executive Trust Officer	2007	193,200	—	—	—	48,408	12,000	[6]	253,608

1.	Aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718.

2.	The non-equity incentive plan payments for each of 2007, 2008 and 2009 were made in the first quarter of the following year, but were meant as compensation for performance of the Named Executive Officers during the previous year.

3.	This amount represents $30,000 for car allowance, $25,000 for reasonable personal expenses in the performance of his duties, and $53,077 paid as a credit for accrued and unused vacation time.

4.	This amount represents $30,000 for car allowance and $25,000 for reasonable personal expenses in the performance of his duties.

5.	This amount represents $30,000 for car allowance and $18,000 for reasonable personal expenses in the performance of his duties.

6.	This amount represents a car allowance.

7.	This amount represents $24,000 for car allowance and $12,000 for reasonable personal expenses in the performance of his duties.

8.	This amount represents $58,500 for living expense allowance, $50,000 for tuition reimbursement, and $8,611 for reasonable personal expenses in the performance of his duties.

9.	This amount represents $58,500 for living expense allowance and $8,611 for reasonable personal expenses in the performance of his duties.

10.	This amount represents a living expense allowance.

Grants of Plan-Based Awards, page 37 of Definitive Proxy Statement
6.	Based on the disclosure in your document regarding annual incentive pay, it appears that the Grants of Plan-Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that Item.
          The following table and footnotes represent our proposed revised disclosure of the Grants of Plan-Based Awards Table. The table includes threshold, target and maximum possible payouts under our annual bonus plan. We confirm that future filings will be revised accordingly.
Grants of Plan-Based Awards
          The following table presents information concerning each grant of an award under the Omnibus Plan made to the NEOs in 2009, except for the non-equity incentive awards, which reflect cash incentives pursuant to our annual bonus plan.

								Grant
					Number			Date Fair
					of	Number of	Exercise	Value of
		Estimated Possible			Shares	Securities	Price of	Stock and
		Payouts under Non-			of Stock	Underlying	Option	Option
		Equity Incentive Plan Awards[1]			or Units	Options	Awards	Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)	($/Sh)	($)[2]
José Rafael Fernández		259,700	371,000	463,750
	04/28/2009				5,882	—	—	48,703
	04/28/2009				—	5,882	8.280	26,407

Julio R. Micheo		140,000	200,000	250,000
	04/28/2009				2,240	—	—	18,547
	04/28/2009				—	1,493	8.280	6,703
Norberto González		90,720	129,600	162,000
	04/28/2009				2,240	—	—	18,547
	04/28/2009				—	1,493	8.280	6,703
Ganesh Kumar		73,500	105,000	131,250
	04/28/2009				2,240	—	—	18,547
	04/28/2009				—	1,493	8.280	6,703
José Gabriel Díaz		49,770	71,100	88,875
	04/28/2009				1,638	—	—	13,563
	04/28/2009				—	546	8.280	2,451

1.	The “Threshold” column assumes that the executive meets the minimum performance threshold of 70 for each metric in his or her scorecard. The “Maximum” column is calculated assuming a maximum performance score of 125.

2.	Grant date fair value of awards computed in accordance with FASB ASC Topic 718.
Item 13. Certain Relationship and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 42 of Definitive Proxy Statement

7.	We note the disclosure on page F-41 of Exhibit 13 to the Form 10-K that the bank provides loans to certain related persons. With respect to these loans, please provide to the staff the information required by Item 404(a)(5) of Regulation S-K. Alternatively, to the extent applicable, you may provide us with the representation contemplated by Instruction 4.c. to Item 404(a). In the future, information regarding loans to related persons should be provided in response to Item 13 of the Form 10-K. Please confirm that future filings will be revised accordingly.
           Our definitive proxy statement for the 2010 annual meeting of shareholders, which is incorporated by reference in our 2009 Form 10-K, includes under the heading “Indebtedness of Management” on page 42 the representation contemplated by Instruction 4.c. to Item 404(a).
Item 15. Exhibits and Financial Statement Schedules, page 27
Exhibit 23.1
8.	We note that the exhibit does not contain KPMG’s written consent to the incorporation by reference of the auditor’s reports in the registration statement on Form S-3 (file no. 333-155452). Please amend the Form 10-K to file the consent as an exhibit or tell us why you are not required to do so. Refer to Section 7(a) of the Securities Act of 1933 and Rule 439 of Regulation C.
          We inadvertently omitted KPMG’s written consent to the incorporation by reference of their reports in our registration statement on Form S-3 (file no. 333-155452). We will amend our 2009 Form 10-K to include the revised consent.
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Notes to Unaudited Consolidated Financial Statements
Note 2 — Investments, page 11
9.	We note the material unrealized losses related to your non-agency collateralized mortgage obligations and structured credit investments at March 31, 2010 and December 31, 2009. Please tell us and expand your disclosure in future filings related to these investments to discuss the results of the other-than-temporary impairment model by issue. Specifically, please provide us with your full detailed analysis of these securities’ impairment as of March 31, 2010 and December 31, 2009 that identifies all available positive and negative evidence considered, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other-than-temporary. Specifically discuss the assumptions and estimates included in your analysis and how it provides your basis for determining that the security will recover its amortized cost basis.
          The Group conducts periodic reviews to identify and evaluate each investment in an unrealized loss position for other-than-temporary impairments. On April 1, 2009, the Group adopted FASB Accounting Standard Codification (“ASC”) 320-10-65-1, which changed the accounting requirements for other than temporary impairments for debt securities, and in certain circumstances, separates the amount of total impairment into credit and noncredit-related amounts. The review takes into consideration current market conditions, issuer rating changes and trends, the credit worthiness of the obligor of the security, current analysts’ evaluations, failure of the issuer to make scheduled interest or principal payments, the Group’s intent to not sell the security or whether it is more-likely-than-not that the Group will be required to sell the debt security before its anticipated recovery, as well as other qualitative factors. Any portion of a decline in value associated with credit loss is recognized in income with the remaining noncredit-related component being recognized in other comprehensive income. A credit loss is determined by assessing whether the amortized cost basis of the security will be recovered, by comparing the present value of cash flows expected to be collected from the security, discounted at the rate equal to the yield used to accrete current and prospective beneficial interest for the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss.”
          The Group’s review for impairment generally entails:
•	intent to sell the debt security;

•	if it is more likely than not that the entity will be required to sell the debt securities before the anticipated recovery;

•	identification and evaluation of investments that have indications of possible other-than-temporary impairment;

•	analysis of individual investments that have fair values less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period;

•	discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-

temporary impairment and those that would not support other-than-temporary impairment.
          With regards to the non-agency collateralized mortgage obligations and structured credit investments, the Group performs a more detailed analysis of other-than-temporary impairments. Some of these analyses are supported by the services of a third party specialist that performs an independent analysis for each one of these investments. The results of the impairment model by each one of the types of securities involved is as follows:
•	Non-agency collateralized mortgage obligations:
•	This category consists of only one security, which is the BALTA 2006-8 2A1 (“BALTA”, CUSIP 07387QAM2). The basis for the determination of other-than-temporary impairments on this security is an analysis that projects the future cash flows of the security considering the credit risk components of the underlying collateral (default, severity and prepayment estimates), and discounts such cash flows based on the instrument’s effective rate at the date of acquisition. Any shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is considered to be the “credit loss”, and recognized in earnings.

•	As a result of the aforementioned analysis, during the quarter ended March 31, 2010 net credit-related impairment losses of $632 thousand were recognized in earnings for the BALTA. At the time, the major inputs to measure the amount related to the credit losses were 11.01% of default rate, 43.26% of severity, and 14.25% for prepayment rate. At March 31, 2010 the total credit related other-than-temporary impairment loss recorded on the BALTA amounted to $26.0 million ($21.1 million in 2008, before the adoption of FASB ASC 320-10-65-1, $4.3 million in 2009, and $632 thousand in 2010).
•	Structured credit investments — CLOs:
•	The CLOs are very much like other asset-backed structures, but are collateralized mostly by senior secured (via first liens) “middle market” commercial and industrial loans, which are “packaged” in the form of obligations. The Group invested in three of such instruments for an aggregate cost of approximately $36.2 million (CLOML 2007-1A C CUSIP 59024YAJ2 $9.2 million; PRTLA 2007-1A C CUSIP 73689AAG7 $15 million; and T2CLO 2007-1A C CUSIP 873189AC8 $12 million).

•	The basis for the determination of other-than-temporary impairments on these securities consists of a series of analyses that include: cash flows projections to determine recoverability of the principal invested in each deal and the impairment probability for each; the discounting of future cash flows to compare their present value to the instrument’s amortized cost to determine any credit loss that may exist; the review of the trustee reports that are available for each deal; monitoring the subordination level for each deal; and the ongoing monitoring of each security’s credit rating.
•	As a result of the aforementioned analysis, the Group has concluded that it is not required to recognize other-than-temporary impairments on any of the CLOs in the portfolio. The reason for this conclusion is that the subordination level offered by tranche in which the Group invested in each deal is sufficient to allow the Group to recover the value of its investment.
•	Structured credit investments — Corporate bond partially invested in a synthetic CDO:
•	The Group owns a corporate bond (Punto Verde PT 5.8% CUSIP 746041AA0, maturity Aug-4-2021) that is in turn partially invested in a synthetic CDO (ACES SPC 2006-19 CUSIP 61748KFG4). Due to the nature of this corporate bond deal, the Group’s analysis focuses primarily on the CDO.

•	The basis for the determination of other-than-temporary impairments on this security consists on a series of analyses that include: the constant review of the level of subordination (attachment and detachment) that the deal structure maintains at each quarter end to determine the level of protection that remains after events of default may affect any of the entities in the CDO’s reference portfolio; simulations performed on such reference portfolio to determine the probability of default in the future by any of the remaining entities; a review of the credit default spreads for each entity in the reference portfolio to monitor their specific performance; and the ongoing monitoring of the CDO’s credit rating.

•	As a result of the aforementioned analysis, the Group has concluded that it is not required to recognize other-than-temporary impairments on this security. The reason for this conclusion is that the subordination level (attachment/detachment) available under the structure of the CDO is sufficient to allow the Group to recover the value of its investment.
          As requested, attached as Exhibit A please find the Group’s detailed analysis of the impairment of these securities as of March 31, 2010 and December 31, 2009, which identifies all available positive and negative evidence considered, explains the relative significance of each piece of evidence, and identifies the primary evidence on which the Group’s management relied to support its conclusion that the impairment was not other-than-temporary, where applicable.
Table 8 — Non-Performing Assets, page 50

10.	Please tell us the aggregate dollar amount of loans the terms of which have been extended that are not included in the $119 million total and, if material, disclose in future filings.
          The aggregate dollar amount of loans the terms of which have been extended that are not included in the $119 million total of non-performing assets amounted to $9.3 million in mortgage loans classified as troubled debt and $2 million in commercial loans as of March 31, 2010. We will provide this disclosure in future filings.
*****************
          As requested, we hereby acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,
/s/ José Rafael Fernández
José Rafael Fernández
President and CEO

EXHIBIT A
December 2009 Analysis
Discussion on Non-agency Collateralized Mortgage Obligations
At December 31, 2009, mortgage-backed securities included approximately $487.4 million (10% of AFS portfolio book value) in non-agency collateralized mortgage obligations with unrealized losses of $41.4 million in the Group’s AFS investment securities portfolio.
As of December 31, 2009, and prior to the sale of seven non-agency CMOs securities, the Group had concluded that it was required to register other-than-temporary impairments in an aggregate amount of $4.1 million for five of such securities, as shown in the table below:
OTTI on non-agency CMOs as of 12-31-2009

				Net	Current	Current
			Impaired	current	Book	Book	OTTI	Book Value	Book	Market	Unr G/L
		Par	current	par	Value	Value	(Credit	% After	Value $	Value $	$ After
Description	OTTI %	Value	par value	value	($)	(%)	Component)	OTTI	After OTTI	After OTTI	OTTI
CWHL 2006-21 A19	3.1170%	$175,147,138	$5,604,652	$169,542,486	$170,740,611	97.48410%	$1,198,125	96.80000%	$169,542,430	$138,418,783	$(31,123,646)
CWHL 2006-21 A1	2.5990%	153,555,755	4,145,877	149,409,878	150,320,182	97.89290%	910,304	97.30010%	149,409,903	123,197,782	(26,212,121)
BALTA 2006-8 2A1	16.9843%	136,668,084	23,546,412	113,121,671	114,740,510	83.95560%	1,618,838	82.77110%	113,121,676	71,723,410	(41,398,266)
WFMBS 2005-14 2A1	0.0000%	22,738,392	—	22,738,392	22,104,946	97.21420%	—	97.21420%	22,104,946	20,951,155	(1,153,791)
CMSI 2007-8 1A3	0.0000%	18,897,367	—	18,897,367	18,735,306	99.14242%	—	99.14242%	18,735,306	16,896,136	(1,839,170)
CMSI 2007-7 3A1	0.0000%	18,971,442	—	18,971,442	18,372,565	96.84327%	—	96.84327%	18,372,565	16,979,441	(1,393,124)
JPMMT 2007-S2 1A2	1.8739%	20,950,688	397,328	20,553,360	20,632,070	98.47920%	78,710	98.10350%	20,553,358	16,567,804	(3,985,554)
LMT 2008-2 1A1	1.5846%	19,219,782	309,694	18,910,088	19,188,492	99.83720%	278,405	98.38870%	18,910,094	16,292,609	(2,617,484)

		$566,148,648	$34,003,964	$532,144,683	$534,834,681		$4,084,382		$530,750,278	$421,027,120	$(109,723,158)

The loss projections above and the other-than-temporary impairments conclusions were based on an analysis prepared by a third-party specialist on a quarterly basis. This was combined with the Group’s ongoing monitoring of these non-agency collateralized mortgage obligations to measure the collateral performance and gauge trends for these positions, and the effect of collateral behavior on credit enhancements, cash flows, and market values of the bonds. The Group also periodically monitors any rating migration, and takes into account the time lag between underlying performance and rating agency actions. As shown in the above table, the estimated future collateral losses for the WFMBS 2005-14 2A1, CMSI 2007-7 3A1 and CMSI 2007-8 1A3 as of December 31, 2009, were lower than the subordination levels of each. Therefore, these securities had sufficient credit support to absorb the estimated collateral losses.
After concluding that other-than-temporary-impairments were required as mentioned above, in January 2010 the Group sold seven of the eight non-agency CMOs at an aggregate loss of $45.7 million. Such loss was recorded as other-than-temporary-impairment as of December 31, 2009. The table below shows a summary of the transaction details, including the loss recorded as part of the transaction:
Sale of non-agency CMOs in January 2010

							Level 3
			Level 3	@Level 3			Pricing	Sales	Sales	Loss on	∆ Level 3
			Pricing (%)	Pricing	BookValue @	Book	vs. Book Value	Price @	Proceeds	Sale of	Pricing vs.
Description	Cusip	Coupon	12/31/09	($) @ 12/31/09	12/31/2009	Price	@ 12/31/09	01/11/10	(Principal $)	Securities	Sales Price ($)
LMT 2008-2 1A1	52522UAA1	6.0000	84.7700	$16,292,609	$18,910,094	98.3887	$(2,617,484)	86.0000	$16,529,013	$(2,381,081)	$236,403
JPMMT 2007-S21A2	46630WAB6	5.5000	79.0800	16,567,804	20,553,358	98.1035	(3,985,554)	82.0000	17,179,564	(3,373,794)	611,760
CWHL 2006-21 A1	12543PAA1	6.0000	80.2300	123,197,782	149,409,903	97.3001	(26,212,121)	88.0000	135,129,064	(14,280,839)	11,931,282
CWHL 2006-21 A19	12543PAU7	6.0000	79.0300	138,418,783	169,542,430	96.8000	(31,123,646)	86.0000	150,626,539	(18,915,891)	12,207,756
CMSI 2007-7 3A1	173104AF7	5.7500	89.5000	16,979,441	18,372,565	96.8433	(1,393,124)	91.0000	17,264,012	(1,108,553)	284,572
CMSI 2007-8 1A3	17312DAC2	6.0000	89.4100	16,896,136	18,735,306	99.1424	(1,839,170)	90.0000	17,007,630	(1,727,676)	111,494
WFMBS 2005-14 2A1	949832AP4	5.5000	92.1400	20,951,155	22,104,946	97.2142	(1,153,791)	90.5000	20,578,245	(1,526,701)	(372,910)

			81.3317	$349,303,710	$417,628,601	97.2404	$(68,324,892)	87.1551	$374,314,067	$(43,314,534)	$25,010,358

Subsequent to the sale mentioned above, the Group maintains one non-agency CMO in its investment securities portfolio: the BALTA 2006-8 2A1 (“BALTA”). The table below shows specific details related to this security as of December 31, 2009:

BALTA 2006-8 2A1 (“BALTA”)

	Enhancement
	(Cumulative Loss	Collateral
Description	Tolerance) %	Type	LTV %	FICO	Fcls %	Delq 30%	Delq 60+ %	REO %	Bkpcy %
BALTA 2006-8 2A1	6.97	Alt-A	75.92	705	12.25	4.86	44.59	5.4	3.08
The present value of the projected principal losses on the BALTA as of December 31, 2009, amounted to $23,546,412. Compared to the current par value and amortized cost basis of the security, the present value of the cash flows exceeds the amortized cost basis by $1,618,838, thus requiring the Group to recognize an other-than-temporary impairment on the BALTA as of such date for this amount deemed as the credit loss.
In addition, the Group is not required to recognize an other-than-temporary impairment on this security for the non-credit related losses, based on the Group’s ability to continue funding the positions, and management’s assertion that the Group does not have the intent to sell the security in a loss position, and it will not be more likely than not required to sell the debt securities before their anticipated recovery.
Discussion on Structured Credit Investments
At December 31, 2009, the Group held structured credit investments with an amortized cost of $61.7 million in the available-for-sale portfolio, with net unrealized losses of approximately $24.6. The table below shows detailed information regarding such investment securities:
Structured Credit Investments as of 12-31-2009

Portfolio	Description	Par Value	Book Value	Gross Gains	Gross Losses	Mkt Value

AFS	Punto Verde Gantor Trust 2006-1	26,000,000	25,548,000	0	(11,700,000)	13,848,000
	PRTLA 2007-1A C	15,000,000	15,000,000	0	(5,997,000)	9,003,000
	CLOML 2007-1A C	10,000,000	9,200,000	0	(2,508,000)	6,692,000
	T2CLO 2007-1A C	12,000,000	11,974,346	0	(4,434,746)	7,539,600

Grand Total		63,000,000	61,722,346	0	(24,639,746)	37,082,600

The Group’s structured credit investments portfolio consists of two types of instruments: a bond that is partially invested in a synthetic collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs). For the evaluation of the structured credit investments (CDOs and CLOs), since December 31, 2008, the Group contracted the services of a third party to assist in the determination of projected losses. The Group used the results of the analyses performed to reach a conclusion on the recoverability of the projected cash flows, and also regarding the timing of such cash flows in future periods.
Bond with CDO Collateral
This bond is partially invested in a CDO security (ACES 2006-19) issued by Morgan Stanley, which had sustained the same credit rating downgrades on similar dates as the bond owned by the Group. Of the original 125 names in the CDO’s reference portfolio, five have experienced a credit event —Fannie Mae, Lehman Brothers, Idearc Inc., CIT Group Inc. and Thomson. As a consequence of these defaults, original attachment/detachment points (protection of principal) decreased. The original attachment / detachment points were 8.50% and 10.0%, and the current effective attachment / detachment points are approximately 6.966% and 8.522%.
Based on the high credit enhancement level of the CDO, the Group’s ability to continue funding the positions, and on the default analysis performed on the deal’s reference entity portfolio, management expects no loss of principal on this bond and asserts that the Group does not have the intent to sell the security in a loss position, and it will not be more likely than not required to sell the debt security before its anticipated recovery in market value.
CLOs
The CLOs are very much like other asset-backed structures, but are collateralized mostly by senior secured (via first liens) “middle market” commercial and industrial loans, which are “packaged” in the form of obligations. The Group invested in three of such instruments for an aggregate cost of approximately $36.2 million (CLOML $9.2 million, PRTLA $15 million, T2CLO $12 million).

At December 31, 2009, the Group projects collecting all interest and principal, as the underlying collateral of these investments continues to perform. The CLO vehicle employs leverage, which is why they raise debt across capital structures which has different credit enhancements and thus credit rating levels, from AAA being the highest credit enhancements to B as the lowest, and ultimately the equity portion of the CLO, which has no credit support. Currently, it would absorb any of the initial losses the vehicle incurs, before they move up the capital structure from the lowest rating to the highest. The average leverage employed by the three CLOs the Group owns is around 4 times equity. In the three deals, the Group invested in the A stack, with credit enhancement levels in the range of 7.5% to 26.2% subordination. Middle Market Loans is an asset class that has been thoroughly documented by S&P in terms of their average historical defaults and recovery levels. As a historical trend, this is an asset class that has had, on average, around 2% annual defaults with a recovery rate of 70%, for long-term average annual credit losses of around 60 basis points, which for a 10-year investment would be around 6% of cumulative losses. The table below shows specific information for the Group’s CLO portfolio:
CLOs as of 12-31-2009

											Projected
Security							Market		Unrealized Gains /	Current	Loses Above
Description	Cusip	Coupon	Moody’s	S&P Rating	Par Value	Book Value	Price	Market Value	(Losses)	Subordination	Subordination

T2CLO 2007-1AC	873189AC8	1.78%	Baa3	A	$12,000,000	$11,974,346	62.83%	$7,539,600	$(4,434,746)	26.18%	0.00%
CLOML 2007-1AC	59024YAJ2	1.28%	Baa3	A	10,000,000	9,200,000	66.92%	6,692,000	(2,508,000)	21.71%	0.00%
PRTLA2007-1AC	73689AAG7	2.42%	Baa3	A-	15,000,000	15,000,000	60.02%	9,003,000	(5,997,000)	7.52%	0.00%

		1.90%			$37,000,000	$36,174,346		$23,234,600	$(12,939,746)

The strong subordination levels that the Group has in its CLOs would cover historical average losses by more than three times, which is a very healthy coverage ratio. Therefore, given the actual/specific (zero losses) and historical credit losses (in general, as an asset class) on CLOs, the Group investment is reasonably very well protected from potential credit losses impacting the principal balance of its investment. Notwithstanding this assertion, given the fact that the CLOs use leverage, it is reasonable to expect mark to market volatility in the Group’s investment since any change in the underlined market spread on Middle Market Loans gets compounded by the leverage multiple and thus precipitates a much higher new market spread for CLO debt investments. Market yields calculated based on prices determined as of December 31, 2009, are in the 5.12% to 7.49% range, which appears reasonable under the current financial markets for these instruments.
Based on the strong credit rating of the CLOs, the high credit enhancement levels of all structured credit investments, the results of the third party analyses which show that the Group will recover all principal amounts due, and the Group’s ability to continue funding the positions, management asserts that the Group does not have the intent to sell the securities in a loss position, and it will not be more likely than not required to sell the debt securities before their anticipated recovery in market value. In addition, based on the cyclical deterioration of the lending business and the economic slowdown, nothing has come to our attention that would lead us to believe that the decline in value is other-than- temporary and would not be recoverable within this cycle, which should last between one through three years. We will continue to analyze the development and potential length of this cycle and the effect that might have in our portfolio.

March 2010 Analysis
Discussion on Non-agency Collateralized Mortgage Obligations
At March 31, 2010, mortgage-backed securities included a non-agency collateralized mortgage obligation with an amortized cost of $110.1 million (1.32% of AFS portfolio book value) with unrealized losses of $39.0 million in the Group’s AFS investment securities portfolio. The table below shows detailed information about such obligation:
Non-agency CMO as of 03-31-2010

Portfolio	Description	Par Value	Book Value	Gross Gains	Gross Losses	Mkt Value

AFS	BALTA 2006-8 2A1	134,333,489	110,154,938	0	(38,958,189)	71,196,749

Grand Total		134,333,489	110,154,938	0	(38,958,189)	71,196,749

As of March 31, 2010, the Group had concluded that it was required to register an other-than-temporary impairment in the amount of $632,158 for the one security remaining in the portfolio, as shown in the table below:
OTTI on non-agency CMO as of 03-31-2010

			Impaired	Net	Current	Current		Book	Book	Market	UnrG/L $
			current	current par	Book	Book	OTTI (Credit	Value %	Value $	Value $	After
Description	OTTI%	Par Value	par value	value	Value($)	Value(%)	Component)	After OTTI	After OTTI	After OTTI	OTTI

BALTA 2006-82A1	17.9608%	134,333,489	24,178,566	110,154,923	110,787,081	82.47168%	632,158	82.00110%	110,154,938	71,196,749	(38,958,189)
As shown in table above, the present value of the projected principal losses on the BALTA as of March 31, 2010, amounted to $24,178,566. Compared to the current par value and amortized cost basis of the security, the present value of the cash flows exceeds the amortized cost basis by $632,158, thus requiring the Group to recognize an other-than-temporary impairment on the BALTA as of such date for this amount deemed as the credit loss. In addition, the Group is not required to recognize an other-than-temporary impairment on this security for the non-credit related losses, based on the Group’s ability to continue funding the positions, and management’s assertion that the Group does not have the intent to sell the security in a loss position, and it will not be more likely than not required to sell the debt securities before their anticipated recovery.
The loss projections above and the other-than-temporary impairment conclusion are based on an analysis prepared by a third-party specialist on a quarterly basis. This is combined with the Group’s ongoing monitoring of these non-agency collateralized mortgage obligations to measure the collateral performance and gauge trends for these positions, and the effect of collateral behavior on credit enhancements, cash flows, and market values of the bonds. The Group also periodically monitors any rating migration, and takes into account the time lag between underlying performance and rating agency actions.
The table below shows specific details related to the BALTA 2006-8 2A1 (“BALTA”) security as of March 31, 2010:
BALTA 2006-8 2A1 (“BALTA”)

	Enhancement
	(Cumulative
	Loss	Collateral			Fcls		Delq	REO	Bkpcy
Description	Tolerance) %	Type	LTV %	FICO	%	Delq 30%	60+ %	%	%
BALTA 2006-8 2A1	3.5299	Alt-A	75.94	705	15.2	3.58	49.22	45.68	2.15
Discussion on Structured Credit Investments
At March 31, 2010, the Group held structured credit investments with an amortized cost of $61.7 million in the available-for-sale portfolio, with net unrealized losses of approximately $24.6 million. The table below shows detailed information regarding such investment securities:

Structured Credit Investments as of 03-31-2010

Portfolio	Description	Par Value	Book Value	Gross Gains	Gross Losses	Mkt Value

AFS	Punto Verde Gantor Trust 2006-1	26,000,000	25,548,000	0	(11,700,000)	13,848,000
	PRTLA 2007-1A C	15,000,000	15,000,000	0	(5,997,000)	9,003,000
	CLOML 2007-1A C	10,000,000	9,200,000	0	(2,508,000)	6,692,000
	T2CLO 2007-1A C	12,000,000	11,974,346	0	(4,434,746)	7,539,600

Grand Total		63,000,000	61,722,346	0	(24,639,746)	37,082,600

The Group’s structured credit investments portfolio consists of two types of instruments: a bond that is partially invested in a synthetic collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs). For the evaluation of the structured credit investments (CDOs and CLOs), since December 31, 2008, the Group contracted the services of a third party to assist in the determination of projected losses. The Group used the results of the analyses performed to reach a conclusion on the recoverability of the projected cash flows, and also regarding the timing of such cash flows in future periods.
Bond with CDO Collateral
This bond is partially invested in a CDO security (ACES 2006-19) issued by Morgan Stanley, which has sustained the same credit rating downgrades on similar dates. Of the original 125 names in the CDO’s reference portfolio, five have experienced a credit event —Fannie Mae, Lehman Brothers, Idearc Inc., CIT Group Inc. and Thomson. As a consequence of these defaults, original attachment/detachment points (protection of principal) decreased. The original attachment / detachment points were 8.50% and 10.0%, and the current effective attachment / detachment points are approximately 6.966% and 8.522%.
Based on the credit rating of this investment, the Group’s ability to continue funding the positions, and the high credit enhancement level of its CDO, management expects no loss of principal on this bond and asserts that the Group does not have the intent to sell the security in a loss position, and it will not be more likely than not required to sell the debt security before its anticipated recovery in market value.
CLOs
The CLOs are very much like other asset-backed structures, but are collateralized mostly by senior secured (via first liens) “middle market” commercial and industrial loans, which are “packaged” in the form of obligations. The Group invested in three of such instruments for an aggregate cost of approximately $36.2 million (CLOML $9.2 million, PRTLA $15 million, T2CLO $12 million). The Group originally classified these investments as HTM, and transferred them to AFS on December 31, 2008, as part of a transaction explained in the introductory section of this document. These investments are all floating rate notes, which reset quarterly, and are 3M-LIBOR+ structures. All underlying collateral is senior secured. The Group separately evaluated the regulatory implications of such investments, and concluded that these investments would be limited under the “loans to one borrower criteria” as per the applicable regulations. All principal is to be collected at maturity.
At March 31, 2010, the Group projects collecting all interest and principal, as the underlying collateral of these investments continues to perform. The CLO vehicle employs leverage, which is why they raise debt across capital structures which has different credit enhancements and thus credit rating levels, from AAA being the highest credit enhancements to B as the lowest, and ultimately the equity portion of the CLO, which has no credit support. Currently, it would absorb any of the initial losses the vehicle incurs, before they move up the capital structure from the lowest rating to the highest. The average leverage employed by the three CLOs the Group owns is around 4 times equity. In the three deals, the Group invested in the A stack, with credit enhancement levels in the range of 7.6% to 26.2% subordination. Middle Market Loans is an asset class that has been thoroughly documented by S&P in terms of their average historical defaults and recovery levels. As a historical trend, this is an asset class that has had, on average, around 2% annual defaults with a recovery rate of 70%, for long-term average annual credit losses of around 60 basis points, which for a 10-year investment would be around 6% of cumulative losses. The table below shows specific information for the Group’s CLO portfolio:
CLOs as of 03-31-2010

											Projected
Security							Market		Unrealized Gains /	Current	Loses Above
Description	Cusip	Coupon	Moody’s	S&P Rating	Par Value	Book Value	Price	Market Value	(Losses)	Subordination	Subordination

T2CLO 2007-1AC	873189AC8	1.75%	Baa3	A	$12,000,000	$11,974,830	68.46%	$8,215,200	$(3,759,630)	26.18%	0.00%
CLOML 2007-1AC	59024YAJ2	1.25%	Baa3	A	10,000,000	9,200,000	66.97%	6,697,000	(2,503,000)	21.37%	0.00%
PRTLA 2007-1AC	73689AAG7	2.40%	Baa3	A-	15,000,000	15,000,000	63.40%	9,510,000	(5,490,000)	7.59%	0.00%

		1.88%			$37,000,000	$36,174,830		$24,422,200	$(11,752,630)

The strong subordination levels that the Group has in its CLOs would cover historical average losses by more than three times, which is a very healthy coverage ratio. Therefore, given the actual/specific (zero losses) and historical credit losses (in general, as an asset class) on CLOs, the Group investment is reasonably very well protected and insulated from potential credit losses impacting the principal balance of its investment. Notwithstanding this assertion, given the fact that the CLOs use leverage, it is reasonable to expect mark to market volatility in the Group’s investment since any change in the underlined market spread on Middle Market Loans gets compounded by the leverage multiple and thus precipitates a much higher new market spread for CLO debt investments. Market yields calculated based on prices determined as of December 31, 2009, are in the 5.12% to 7.49% range, which appears reasonable under the current financial markets for these instruments. Every quarter, the Group’s Management has conference calls with each CLO manager to discuss performance of each security (refer to Exhibit I for a summary of this quarter’s discussions).
Based on the strong credit rating of the CLOs, the high credit enhancement levels of all structured credit investments, the results of the third party analyses which show that the Group will recover all principal amounts due, and the Group’s ability to continue funding the positions, management asserts that the Group does not have the intent to sell the securities in a loss position, and it will not be more likely than not required to sell the debt securities before their anticipated recovery in market value. In addition, based on the cyclical deterioration of the lending business and the economic slowdown, nothing has come to our attention that would lead us to believe that the decline in value is other-than- temporary and would not be recoverable within this cycle, which should last between one through three years. We will continue to analyze the development and potential length of this cycle and the effect that might have in our portfolio.